SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                             CERTIFICATE
Cinergy Corp., et al.                             OF
File No.  70-9531                            NOTIFICATION

Public Utility Holding Company Act of 1935 (the "Act")

     By order dated January 11, 2000 ("January 2000 Order") in File No. 70-9531, HCAR No. 27124, the Commission authorized certain transactions proposed in a joint application-declaration filed by Cinergy Corp. ("Cinergy"), New Century Energies, Inc. ("NCE"), each a registered holding company, and Cadence Network LLC ("Cadence"), a Delaware limited liability company and nonutility subsidiary of Cinergy and NCE, each of whom holds a partial ownership interest in Cadence. As described in the application-declaration, Cinergy and NCE hold their ownership interests in Cadence through special-purpose subsidiaries, Cinergy-Cadence, Inc. ("Cinergy-Cadence") and New Century Cadence, Inc. ("New Century Cadence"), respectively.

     On April 17, 2000, pursuant to Section 34(a)(1) of the Act, Cadence, Cinergy-Cadence, New Century Cadence and Progress Holdings, Inc. (collectively, "Applicants") filed a consolidated application with the Federal Communications Commission ("FCC") requesting a determination that each of the Applicants is an exempt telecommunications company ("ETC") as defined in Section 34 of the Act. Such determinations were deemed granted by the FCC on or about June 15, 2000, thereby mooting the authorizations granted by this Commission in the January 2000 Order.

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                            S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 28, 2000

                                     CINERGY CORP.

                                     By: /s/Andrew Turk
                                     Vice President & Treasurer